UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2009

Commission File Number 001-32558

KOBEX MINERALS INC.

(formerly IMA Exploration Inc.)

Translation of registrant’s name into English

1700, 700 West Pender Street, Vancouver, British Columbia, V7C 3G8, Canada

Address of principal executive office

Indicate by check mark whether the registrant files or will file annual reports under the cover Form 20-F or Form 40-F

Form 20-F       X

 Form 40-F   ____________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   _________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                           No       X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ___

SUBMITTED HEREWITH

Exhibits

99.1	Interim Financial Statements (amended)
99.2	Certification of CEO – refiled interim financial statements
99.3	Certification of CFO – refiled interim financial statements
99.4	Notice of Meeting
99.5	Management Information Circular
99.6	Form of Proxy
99.7	News Release – September 25, 2009
99.8	News Release – September 30, 2009
99.9	Material Change Report – September 30, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOBEX MINERALS INC.

(Registrant)

By:

/s/ Samuel Yik

Samuel Yik

Chief Financial Officer

Date: October 5, 2009

IMA EXPLORATION INC.

(An Exploration Stage Company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED

JUNE 30, 2009 AND 2008

 (Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

IMA EXPLORATION INC.

(An Exploration Stage Company)

INTERIM CONSOLIDATED BALANCE SHEETS

(Unaudited – Expressed in Canadian Dollars)

 (Expressed in Canadian Dollars)

	June 30, 2009 $	December 31, 2008 $
A S S E T S
CURRENT ASSETS
Cash	335,259	102,706
Short-term investments (Note 4)	20,319,711	21,347,769
Marketable securities and investment (Note 5)	352,443	120,869
Other receivables and prepaids	86,266	190,007
	21,093,679	21,761,351
INVESTMENT (Note 5)	535,243	718,248
MINERAL PROPERTY INTEREST (Note 6)	28,048	-
DEPOSIT (Note 9)	205,000	205,000
	21,861,970	22,684,599

L I A B I L I T I E S
CURRENT LIABILITIES
Accounts payable and accrued liabilities (Note 9)	94,038	193,343
TERMINATION BENEFIT (Note 9)	711,500	711,500
	805,538	904,843
S H A R E H O L D E R S ' E Q U I T Y
SHARE CAPITAL (Note 7)	58,753,501	58,753,501
CONTRIBUTED SURPLUS (Note 8)	7,502,258	7,502,258
ACCUMULATED OTHER COMPREHENSIVE INCOME	14,280	-
DEFICIT	(45,213,607)	(44,476,003)
	21,056,432	21,779,756
	21,861,970	22,684,599

COMMITMENTS (Note 9)

SUBSEQUENT EVENT (Note 11)

APPROVED BY THE BOARD
“David Horton”	, Director
“Robert Stuart Angus”	, Director

The accompanying notes are an integral part of these consolidated financial statements.

IMA EXPLORATION INC.

(An Exploration Stage Company)

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

 (Unaudited – Expressed in Canadian Dollars)

(Expressed in Canadian Dollars)

	Three Months Ended June 30,		Six Months Ended June 30,
	2009 $	2008 $	2009 $	2008 $
		Restated - Note 3		Restated - Note 3
EXPENSES
Administrative and management services	69,375	68,924	139,645	117,352
Consulting	20,000	40,000	50,000	70,000
Corporate development and investor relations	15,949	51,091	37,568	81,644
Exploration (Note 7)	58,334	99,165	212,053	118,043
Office and sundry	41,944	53,880	111,556	141,556
Professional fees	51,898	62,410	86,507	162,070
Rent, parking and storage (Note 10)	24,594	24,113	54,562	44,936
Salaries and employee benefits (Note 10)	101,791	71,070	208,537	142,276
Transfer agent and regulatory fees	27,049	9,555	42,127	60,013
Travel and accommodation	13,084	10,646	22,922	38,190
	424,018	490,854	965,477	976,080
LOSS BEFORE OTHER ITEMS	(424,018)	(490,854)	(965,477)	(976,080)
OTHER INCOME (EXPENSE)
Foreign exchange income (loss)	(4,526)	(10,246)	1,525	(13,989)
Loss from equity Investment (Note 6)	(113,135)	-	(171,648)	-
Gain on held-for-trading Investment (Note 6)	12,275	-	217,294	-
Dilution loss from equity investment (Note 6)	(11,357)	-	(11,357)	-
Interest income	83,732	207,658	192,060	382,470
	(33,011)	197,412	227,874	368,481
LOSS FOR THE PERIOD	(457,029)	(293,442)	(737,603)	(607,599)
DEFICIT - BEGINNING OF PERIOD	(44,756,578)	(40,488,250)	(44,476,004)	(40,174,093)
DEFICIT - END OF PERIOD	(45,213,607)	(40,781,692)	(45,213,607)	(40,781,692)
BASIC AND DILUTED LOSS PER COMMON SHARE	(0.01)	(0.01)	(0.01)	(0.01)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	52,132,064	52,132,064	52,132,064	52,132,064

The accompanying notes are an integral part of these consolidated financial statements.

IMA EXPLORATION INC.

(An Exploration Stage Company)

INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS

 (Unaudited – Expressed in Canadian Dollars)

(Expressed in Canadian Dollars)

	Three Months Ended June 30,		Six Months Ended June 30,
	2009 $	2008 $	2009 $	2008 $
		Restated – Note 3		Restated – Note 3

LOSS FOR PERIOD	(457,029)	(293,442)	(737,603)	(607,599)

OTHER COMPREHENSIVE INCOME
Unrealized gain on available-for-sale marketable securities	-	35,700	14,280	35,700

COMPREHENSIVE LOSS FOR THE PERIOD	(457,029)	(257,742)	(723,323)	(571,899)

The accompanying notes are an integral part of these consolidated financial statements.

IMA EXPLORATION INC.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

 (Unaudited – Expressed in Canadian Dollars)

(Expressed in Canadian Dollars)

	Three Months Ended June 30,		Six Months Ended June 30,
	2009 $	2008 $	2009 $	2008 $
		Restated - Note 3		Restated - Note 3
CASH PROVIDED FROM (USED FOR)
OPERATING ACTIVITIES
Net loss for the period	(457,029)	(293,442)	(737,603)	(607,599)
Items not affecting cash
Receipt of Navidad interest	-	-	-	18,500,000
Loss from equity investment	113,135	-	171,648	-
Dilution loss from equity investment	11,357	-	11,357	-
Gain on held-for-trading investment	(12,275)	-	(217,294)	-
	(344,812)	(293,442)	(771,892)	17,892,401
Change in non-cash working capital balances	(45,175)	(204,139)	482,493	22,231
	(389,987)	(497,581)	(289,399)	17,914,632
INVESTING ACTIVITIES
Expenditures on mineral properties	-	-	(28,048)	-
Increase in marketable securities	-	(499,800)	-	(499,800)
Decrease (increase) in short-term investments	500,000	1,100,000	550,000	(17,400,000)
	500,000	600,200	521,952	(17,899,800)

INCREASE IN CASH	110,013	102,619	232,553	14,832
CASH - BEGINNING OF PERIOD	225,246	95,841	102,706	183,628
CASH - END OF PERIOD	335,259	198,460	335,259	198,460

SUPPLEMENTARY CASH FLOW INFORMATION (Note 10)

The accompanying notes are an integral part of these consolidated financial statements.

IMA EXPLORATION INC.

(An Exploration Stage Company)

NOTES TO THE INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2008

 (Unaudited – Expressed in Canadian Dollars)

(Expressed in Canadian Dollars)

1.

NATURE OF OPERATIONS

IMA Exploration Inc. (the “Company”) is a natural resource company engaged in the business of acquisition, exploration and development of mineral properties.  The Company presently has no property interests with proven or probable reserves and on the basis of information to date, it has not yet determined whether these properties contain economically recoverable ore reserves.  Consequently the Company considers itself to be an exploration stage company.

2.

SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The interim consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles (“GAAP”).  The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes.  Actual results could differ from those estimates.  The consolidated financial statements have, in management's opinion, been properly prepared using careful judgment within reasonable limits of materiality.

As these unaudited interim consolidated financial statements do not contain all of the disclosures required by GAAP, they should be read in conjunction with the notes to the Company’s audited consolidated financial statements for the year ended December 31, 2008.

The accounting policies followed by the Company are set out in note 4 to the audited consolidated financial statements for the year ended December 31, 2008, and have been consistently followed in the preparation of these consolidated financial statements except that the Company has adopted the following CICA standard effective January 1, 2009.

Recent Accounting Pronouncements

Goodwill and Intangible Assets

CICA Handbook Section 3064, Goodwill and Intangible Assets, establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets. Concurrent with  the introduction of this standard, the CICA withdrew EIC 27, Revenues and Expenses during the preoperating period. As a result of the withdrawal of EIC 27, companies will no longer be able to defer costs and revenues incurred prior to commercial production at new mine operations. On January 1, 2009, the Company adopted these changes, with no impact on its consolidated financial statements.

Credit Risk and Fair Value of Financial Assets and Liabilities

In January 2009, the CICA issued EIC-173, Credit Risk and the Fair Value of Financial Assets and
Financial Liabilities. The EIC provides guidance on how to take into account credit risk of an entity and counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments.

This standard is effective for our fiscal year beginning January 1, 2009. Adoption of this EIC did not have a significant effect on the company’s financial statements for the period ended June 30, 2009.

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

Mining Exploration Costs

In March 2009, the CICA issued EIC-174, Mining Exploration Costs. The EIC provides guidance on the accounting and the impairment review of exploration costs. This standard is effective for our fiscal year beginning January 1, 2009. The application of this EIC did not have an effect on the company’s financial statements for the period ended June 30, 2009.

Business combinations, consolidated financial statements and non-controlling interest

In January 2009, the CICA issued CICA Handbook Section 1582, Business Combinations, Section 1601, Consolidations, and Section 1602, Non-controlling Interests. These sections replace the former CICA Handbook Section 1581, Business Combinations and Section 1600, Consolidated Financial Statements and establish a new section for accounting for a non-controlling interest in a subsidiary. CICA Handbook Section 1582 establishes standards for the accounting for a business combination, and states that all assets and liabilities of an acquired business will be recorded at fair value. Obligations for contingent considerations and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition-related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date. It provides the Canadian equivalent to IFRS 3, Business Combinations (January 2008). The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.

CICA Handbook Section 1601 establishes standards for the preparation of consolidated financial statements.

CICA Handbook Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in the preparation of consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of IFRS International Accounting Standards (“IAS”) 27, Consolidated and Separate Financial Statements (January 2008).

CICA Handbook Section 1601 and Section 1602 apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption of these sections is permitted as of the beginning of a fiscal year.

All three sections must be adopted concurrently. The Company is currently evaluating the impact of the adoption of these sections.

3.

CHANGE IN ACCOUNTING POLICY

During the year ended December 31, 2008, the Company retrospectively changed its accounting policy for exploration expenditures to be more relevant. Prior to the year ended December 31, 2008, the Company capitalized all such costs to mineral properties held directly or through an investment and only wrote down capitalized costs when the property was abandoned or if the capitalized costs were not considered to be economically recoverable.

Exploration expenditures are now charged to operations as they are incurred until the property reaches development stage. All direct costs related to the acquisition of mineral property interests will continue to be capitalized. Development expenditures incurred subsequent to a development decision, and to increase or to extend the life of existing production, are capitalized and will be amortized on the unit-of-production method based upon estimated proven and probable reserves.

3.

CHANGE IN ACCOUNTING POLICY (continued)

The Company has accounted for this change in accounting policy on a retroactive basis. The impact of this change on the previously reported June 30, 2008 consolidated financial statements is as follows:

	As previously reported $	Restatement $	As restated $
Mineral property interests as at June 30, 2008	35,587	(35,587)	-
Exploration expense for the period ended June 30, 2008	82,456	35,587	118,043
Loss for the period ended June 30, 2008	(572,012)	(35,587)	(607,599)
Loss per share for the period ended June 30, 2008	(0.01)	(0.01)	(0.02)
Deficit at June 30, 2008	(40,746,105)	(35,587)	(40,781,692)
Cash flows from operating activities for the period ended June 30, 2008	(549,781)	(35,587)	(585,368)
Cash flows from investing activities for the period ended June 30, 2008	564,613	35,587	600,200

4.

SHORT-TERM INVESTMENTS

As at June 30, 2009 and December 31 2008, the Company held short-term investments comprised of the following:

	June 30, 2009
	Maturity	Principal and Accrued Interest $
12 month term deposit with the Bank of Montreal - 1.65% annual interest rate ($6,800,000 principal amount)	January 12, 2010	6,852,258
12 month term deposit with the Bank of Montreal - 1.20% annual interest rate ($3,600,000 principal amount)	February 11, 2010	3,616,694
12 month term deposit with Vancity - 1.30% annual interest rate ($4,000,000 principal amount)	February 11, 2010	4,019,945
12 month term deposit with the Bank of Nova Scotia - 1.50% annual interest rate ($3,500,000 principal amount)	February 23, 2010	3,518,411
12 month term deposit with the Bank of Montreal - 3.15% annual interest rate ($2,250,000 principal amount)	August 12, 2009	2,312,403
		20,319,711

4.

SHORT-TERM INVESTMENTS (continued)

	December 31, 2008
	Maturity	Principal and Accrued Interest $
12 month term deposit - 4.15% annual interest rate ($6,800,000 principal amount)	January 6, 2009	7,076,839
12 month term deposit - 3.45% annual interest rate ($10,000,000 principal amount)	February 10, 2009	10,305,302
12 month term deposit - 3.45% annual interest rate ($1,000,000 principal amount)	February 10, 2009	1,030,530
12 month term deposit - 3.15% annual interest rate ($2,900,000 principal amount)	August 12, 2009	2,935,098
		21,347,769

All term deposits are redeemable in full or portion at the Company’s option without penalty.  Interest is paid on amounts redeemed once past the initial 30 days from the date of investment.

5.

MARKETABLE SECURITIES AND INVESTMENT

June 30, 2009
	Opening carrying value $	Unrealized holding gain $	Dilution loss $	Loss on equity investment $	Gain on held for trading investment $	Carrying Value $
Available-for-sale investment
Panthera Exploration Inc. (a)	24,990	14,280	-	-	-	39,270
Investment accounted for under the equity method
Blue Sky Uranium Corp. (b)
Common shares	718,248	-	(11,357)	(171,648)	-	535,243
Warrants	95,879	-	-	-	217,294	313,173
Total marketable securities and investments	839,117	14,280	(11,357)	(171,648)	217,294	887,686

December 31, 2008
	Cost $	Other than temporary loss $	Loss on equity investment $	Loss on held for trading investment $	Carrying Value $
Available-for-sale investment
Panthera Exploration Inc. (a)	499,800	(474,810)	-	-	24,990
Investment accounted for under the equity method
Blue Sky Uranium Corp. (b)
Common shares	786,422	-	(68,174)	-	718,248
Warrants	213,578	-	-	(117,699)	95,879
Total marketable securities and investments	1,499,800	(474,810)	(68,174)	(117,699)	839,117

5.

MARKETABLE SECURITIES AND INVESTMENT (continued)

a)

On June 16, 2008 the Company purchased 3,570,000 units of Panthera Exploration Inc. (“Panthera”) (formerly Amera Resources Corporation), a company with directors in common, for $0.14 per unit for a total of $499,800. Each unit consists of one common share and one-half of non-transferable share purchase warrant exercisable on or before June 16, 2010 at a price of $0.18 per share. On December 23, 2008 Panthera did a 10 for 1 rollback of its shares. As a result the Company now holds 357,000 shares and 178,500 warrants exercisable at a price of $1.80. As at June 30, 2009, the quoted market value of the shares was $39,270. The Company has designated its marketable securities as financial assets available-for-sale and accordingly, changes to their fair value are recorded in other comprehensive income in the period they occur.

b)

On September 17, 2008 and October 24, 2008 the Company purchased 2,750,000 and 5,583,333 Units, respectively, of Blue Sky Uranium Corp. (“Blue Sky”), for $0.12 per unit for a total of $1,000,000.  Each Unit consists of one common share and one non-transferable share purchase warrant. Each warrant entitles the Company to purchase one additional common share at a price of $0.18 per share in year one and $0.20 per share in year two. The warrants are originally recorded at $213,578. At June 30, 2009 the fair value of the warrants was $313,173.  As a result the company recorded a gain of $217,294 on held-for-trading investments for the period.

The Company accounted for its investment in common shares using the equity method and has been classified as long-term. During the period, the Company’s holdings of Blue Sky was diluted from 22% to 19% as a result of Blue Sky completing a private placement  to outside parties of 7,000,000 common shares on May 6, 2009. As a result the Company recorded a dilution loss of $11,357.  Blue Sky is under management in common. During the period ended June 30, 2009 the Company recorded a $171,648 equity loss. As at June 30, 2008, the quoted market value of the shares was $1,250,000.

6.

MINERAL PROPERTIES

The table below summarizes the acquisition costs and exploration expenditures for the six months ended June 30, 2009:

	Acquisition Costs $	Exploration Expenditures $	Total $
Hushamu property	28,048	162,583	190,631
General exploration	-	49,469	49,469
	28,048	212,052	240,100

Hushamu Property

The Company entered into an Option Agreement on May 12, 2008 with Western Copper Corporation (“Western Copper”) to further explore and develop the Hushamu Property and in which the Company has the right to acquire up to a 70% interest.  The Hushamu porphyry style copper-molybdenum-gold deposit is located on northern Vancouver Island, B.C.

The Company agreed to expend a minimum of $1.9 million (incurred) in the first year of a three year option period. Over years two and three the Company has an option to spend an additional $13.1 million on drilling, metallurgical, and engineering studies in the completion of a pre-feasibility report on the Hushamu deposit to meet the required terms of the agreement.  This expenditure, a total of $15 million, and the completion of a pre-feasibility report will earn the Company a 49% interest in the project (Option 1).  The Company can earn an additional 16% by funding a subsequent feasibility study by the fourth year (Option 2) and an additional 5% can be earned upon completion of mine permitting (Option 3) for a total interest of 70% with Western Copper retaining a 30% participating interest in the joint venture.

6.

MINERAL PROPERTIES (continued)

The table below summarizes the mineral property acquisition costs and exploration expenditures for the six months ended June 30, 2009:

Hushamu Property
Acquisition costs:	$
Balance, beginning of the period	-
Acquisition costs	28,048
Balance, end of the period	28,048

Exploration expenditures:
$
Balance, beginning of the period	1,767,014

Salaries and contractors	105,117
Office	19,108
Assays	24,671
Geotechnical	8,500
Petrography	2,659
Shipping	1,158
Communications	731
Transportation	639
Balance, end of the period	1,929,597

Total expenditures	1,957,645

7.

SHARE CAPITAL

Authorized

-  unlimited common shares without par value

-

100,000,000 preferred shares without par value

Issued - common shares	June 30, 2009		December 31, 2008
	Number	$	Number	$
Balance, beginning and end of period	52,132,064	58,753,501	52,132,064	58,753,501

(a)

Stock options and stock-based compensation

The Company has established a rolling stock option plan (the “Plan”), in which the maximum number of common shares which can be reserved for issuance under the Plan is 10% of the issued and outstanding shares of the Company. The stock options granted (vest immediately) are subject to a four month hold period and exercisable for a period of five years.

7.

SHARE CAPITAL (continued)

A summary of the changes in the number of stock options outstanding and exercisable for the six months ended June 30, 2009 is as follows:

	Number	Weighted Average Exercise Price $
Balance, beginning of period	2,625,000	3.12
Cancelled	(10,000)	3.21
Expired	(1,147,000)	3.10
Balance, end of period	1,468,000	3.13

Stock options outstanding and exercisable at June 30, 2009 are as follows:

Number	Exercise Price $	Expiry Date
690,000	4.16	March 16, 2010
355,000	2.92	November 16, 2010
250,000	0.54	June 2, 2011
173,000	3.21	June 22, 2011
1,468,000

(b)

Warrants

Common shares reserved pursuant to warrants and agent warrants outstanding at June 30, 2009 are as follows:

Number	Exercise Price $	Expiry Date
1,666,670	3.45	September 14, 2009

8.

CONTRIBUTED SURPLUS

A continuity summary of contributed surplus is presented below:

	June 30, 2009	December 31, 2008
	$	$
Balance, beginning of period	7,502,258	6,157,412
Stock options granted	-	62,900
Reallocation on expiry of warrants	-	1,281,946
Balance, end of period	7,502,258	7,502,258

9.

RELATED PARTY TRANSACTIONS

(a)

The Company engages Grosso Group Management Ltd. (the “Grosso Group”) to provide services and facilities to the Company.  The Grosso Group is a private company owned by the Company, Golden Arrow Resources Corporation and Blue Sky, each of which owns one share. The Grosso Group provides its shareholder companies with geological, corporate development, administrative and management services.  The shareholder companies pay monthly fees to the Grosso Group.  The fee is based upon a pro-rating of the Grosso Group’s costs including its staff and overhead costs among each shareholder company with regard to the mutually agreed average annual level of services provided to each shareholder company.  The Grosso Group services contract also provides that, in the event the services are terminated by a member company, a termination payment would include three months of compensation and any contractual obligations that the Grosso Group undertook for the company, up to a maximum of $500,000.

During the six months ended June 30, 2009, the Company incurred fees of $347,063 (2008 - $225,048) to the Grosso Group: $359,032 (2008 - $229,338) was paid in monthly payments and $11,969 (2008 - $4,290) is included in accounts receivable as a result of a review of the allocation of the Grosso Group costs to the member companies for the period.  Also, included in deposits is a $205,000 (2008 - $205,000) deposit to the Grosso Group for the purchase of equipment and leasehold improvements and for operating working capital.

(b)

During the six months ended June 30, 2009, the Company paid $206,750 (2008 - $185,000) to companies controlled by directors and officers of the Company, for accounting, management and consulting services provided.

(c)

Effective January 1, 2008 the Company entered into a consulting agreement with a company controlled by a director of the Company for a fee of $10,000 per month plus reimbursement for out-of-pocket expenses.  Discretionary bonuses may also be paid if approved by the compensation committee.  Accordingly, the total compensation paid to the director in the six months ended June 30, 2009 was $50,000 (2008 - $60,000).  This amount is included in the total amount paid to directors and officers discussed in Note 10(b) above. This consulting agreement was terminated on April 1, 2009.

(d)

The President of the Company provides his services on a full-time basis under a contract with a private company controlled by the President for an annual fee of $250,000.  Accordingly, the total compensation paid to the President in the six months ended June 30, 2009 was $125,000 (2008 - $125,000). This amount is included in the total amount paid to directors and officers discussed in Note 10(b) above.

In the event the contract is terminated by the Company or as a result of a change of control, a payment is payable to the President consisting of (i) any monthly compensation due to the date of termination, (ii) options as determined by the board of directors (iii) three years of monthly compensation (which may be adjusted annually) and (iv) bonus of $461,500. If the termination had occurred on June 30, 2009, the amount payable under the contract would be $1,211,500.  In the event the contract is terminated by the Company as a result of the President’s death or permanent disability while providing services to the Company, a bonus in the amount of $461,500 plus one years fees of $250,000 is payable.  At June 30, 2009, the Company has accrued a total of $711,500 (2008 - $nil) related to this bonus and termination benefits.

9.

RELATED PARTY TRANSACTIONS (continued)

Effective May 1, 2007, the Company negotiated agreements with the other shareholder companies of the Grosso Group for the President of the Company to provide services for a monthly fee.  The agreements may be terminated at any time at the other companies’ discretion upon 30 days written notice.  The Company reserves its right to restrict services provided by the President to the other shareholder companies based on its own requirements for the President’s services, at which time the fee would be adjusted accordingly.  For the period ended June 30, 2009, the Company has accrued a receivable of $18,000 (2008 - $38,292) from the other shareholder companies which has been recorded as a decrease in Administrative and management services expense. This amount is reflected in the total amount paid to directors and officers discussed in Note 10(b) above.  The fees are reviewed and adjusted on a periodic basis.

(e)

Effective June 1, 2008 the Company resumed a consulting agreement with a company controlled by an officer of the Company for $63,500 per year.  Accordingly, the total compensation paid to the officer in the six months ended June 30, 2009 was $31,750 (2008 - $Nil). This amount is included in the total amount paid to directors and officers discussed in Note 10(b) above.

In the event the contract is terminated by the Company or as a result of a change of control, a payment is payable to the officer consisting of six months salary.

All of the related party transactions and balances in these consolidated financial statements arose in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

10.

SUPPLEMENTARY CASH FLOW INFORMATION

	Three Months Ended June 30,		Six Months Ended June 30,
	2009 $	2008 $	2009 $	2008 $
		Restated – Note 3		Restated – Note 3

Change in non-cash working capital

Other receivables and prepaids	27,025	(26,143)	103,741	335,926
Accrued interest	(79,819)	(184,202)	478,057	(350,684)
Accounts payable	7,619	6,206	(99,305)	36,989
	(45,175)	(204,139)	482,493	22,231

11.         SUBSEQUENT EVENT

On July 16, 2009, the Company announced that it has signed a Letter Agreement outlining in principle the terms for a merger with Kobex Resources Ltd. and International Barytex Resources Ltd., combining to create a new mineral exploration company.  The Proposed Transaction is subject to a number of conditions including, but not limited to, the completion of confirmatory due diligence, definitive documentation, and regulatory and shareholder approvals. Subject to satisfaction of all conditions, completion of the Proposed Transaction is expected to occur prior to September 30, 2009.

This transaction will constitute a change of control.  Refer to note 9 for the implications.

Form 52-109F2R

Certification of refiled interim filings

This certificate is being filed on the same date that IMA EXPLORATION INC. (the “issuer”) has refiled the interim financial statements and interim MD&A of the issuer for the interim period ended June 30, 2009.

I, Joseph Grosso, Chief Executive Officer of IMA Exploration Inc., certify the following:

1.

Review: I have reviewed the interim financial statements and interim MD&A (together, the “interim filings”) of the issuer for the interim period ended June 30, 2009.

2.

No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.

Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.

Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.

Design:  Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings

(a)

designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)

material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)

information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)

designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1

Control framework:  The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

5.2

ICFR – material weakness relating to design: The issuer has disclosed in its interim MD&A for each material weakness relating to design existing at the end of the interim period

(a)

a description of the material weakness;

(b)

the impact of the material weakness on the issuer’s financial reporting and its ICFR; and

(c)

the issuer’s current plans, if any, or any actions already undertaken, for remediating the material weakness.

5.3

Limitation on scope of design:  N/A

6.

Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on April 1, 2009 and ended on June 30, 2009 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date: August 25, 2009

signed “Joseph Grosso”

Joseph Grosso

Chief Executive Officer

19

Form 52-109F2R

Certification of refiled interim filings

This certificate is being filed on the same date that IMA EXPLORATION INC. (the “issuer”) has refiled the interim financial statements and interim MD&A of the issuer for the interim period ended June 30, 2009.

I, Michael Clark, acting Chief Financial Officer of IMA Exploration Inc., certify the following:

1.

Review: I have reviewed the interim financial statements and interim MD&A (together, the “interim filings”) of the issuer for the interim period ended June 30, 2009.

2.

No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.

Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.

Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.

Design:  Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings

(a)

designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)

material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)

information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)

designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1

Control framework:  The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

5.2

ICFR – material weakness relating to design: The issuer has disclosed in its interim MD&A for each material weakness relating to design existing at the end of the interim period

(a)

a description of the material weakness;

(b)

the impact of the material weakness on the issuer’s financial reporting and its ICFR; and

(c)

the issuer’s current plans, if any, or any actions already undertaken, for remediating the material weakness.

5.3

Limitation on scope of design:  N/A

6.

Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on April 1, 2009 and ended on June 30, 2009 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date: August 25, 2009

signed “Michael Clark”

Michael Clark

Acting Chief Financial Officer

21

IMA EXPLORATION INC. Special Meeting to be held on September 25, 2009 Notice of Special Meeting and Information Circular August 24, 2009

IMA EXPLORATION INC.
Suite 709 – 837 West Hastings Street
Vancouver, B.C.
V6C 3N6

NOTICE OF SPECIAL
MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that a special meeting (the “Meeting”) of the shareholders of IMA Exploration Inc. (the “Company”) will be held in the Ceperley Room, at the Terminal City Club located at 837 West Hastings Street, Vancouver, British Columbia, on Friday, September 25, 2009, at 10:00 a.m.  At the Meeting, the shareholders will consider resolutions to:

1.

Subject to the completion of a plan of arrangement (the “Kobex Arrangement”) with Kobex Resources Ltd., consider and if thought appropriate, approve by special resolution the consolidation of the fully paid and issued common shares of the Company on the basis of 2.4 old shares for one new share, as more particularly set out in the accompanying information circular of the Company (the “Circular”) under the heading “Particulars of Matters to be Acted Upon – Consolidation of Common Shares”.

2.

Subject to the completion of the Kobex Arrangement, consider and if thought appropriate, approve by special resolution the change of the Company’s name from “IMA Exploration Inc.” to “Kobex Minerals Inc.”, as more particularly set out in the Circular under the heading “Particulars of Matters to be Acted Upon – Name Change”.

3.

Transact such other business as may properly be put before the Meeting.

All shareholders are entitled to attend and vote at the Meeting in person or by proxy.  The board of directors of the Company requests all shareholders who will not be attending the Meeting in person to read, date and sign the accompanying proxy and deliver it to Computershare Investor Services Inc. (“Computershare”).  If a shareholder does not deliver a proxy to Computershare, Attention: Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 by 10:00 a.m. (Vancouver, British Columbia time) on Wednesday, September 23, 2009, or 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or any adjournment thereof at which the proxy is to be used, then the shareholder will not be entitled to vote at the Meeting by proxy.  Only shareholders of record at the close of business on August 24, 2009 will be entitled to vote at the Meeting.

DATED at Vancouver, British Columbia, the 24th day of August, 2009.

ON BEHALF OF THE BOARD OF
IMA EXPLORATION INC.

“Joseph Grosso”

Joseph Grosso,

Chief Executive Officer and President

IMA EXPLORATION INC.
Suite 709 – 837 West Hastings Street
Vancouver, B.C.
V6C 3N6

INFORMATION CIRCULAR
(as at August 24, 2009, except as otherwise indicated)

SOLICITATION OF PROXIES

This information circular (the “Circular”) is provided in connection with the solicitation of proxies by management of IMA Exploration Inc. (the “Company”).  The form of proxy which accompanies this Circular (the “Proxy”) is for use at the special meeting of the shareholders of the Company to be held on Friday, September 25, 2009 (the “Meeting”), at the time and place set out in the accompanying notice of meeting (the “Notice of Meeting”).  The Company will bear the cost of this solicitation.  The solicitation will be made by mail, but may also be made by telephone.

APPOINTMENT AND REVOCATION OF PROXY

The person named in the Proxy is a director and officer of the Company.  A shareholder who wishes to appoint some other person to serve as their representative at the Meeting may do so by striking out the printed name and inserting the desired person’s name in the blank space provided.  The completed Proxy should be delivered to Computershare Investor Services Inc. (“Computershare”) by 10:00 a.m. on Wednesday, September 23, 2009 or 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or any adjournment thereof at which the Proxy is to be used.

The Proxy may be revoked by:

(a)

signing a proxy with a later date and delivering it at the time and place noted above;

(b)

signing and dating a written notice of revocation and delivering it at the time and to the place noted above; or

(c)

attending the Meeting or any adjournment of the Meeting and registering with the scrutineer as a shareholder present in person.

Provisions Relating to Voting of Proxies

The shares represented by proxy in the enclosed form will be voted or withheld from voting by the designated holder in accordance with the direction of the registered shareholder appointing such designated holder.  If there is no direction by the registered shareholder, those shares will be voted for the proposals set out in the Proxy.  The Proxy gives the person named in it the discretion to vote as such person sees fit on any amendments or variations to matters identified in the Notice of Meeting, or any other matters which may properly come before the Meeting.  At the time of printing of this Circular, management of the Company knows of no other matters which may come before the Meeting other than those referred to in the Notice of Meeting.

Non-Registered Holders

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting.  Most shareholders of the Company are “non-registered” shareholders because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares.  A person is not a registered shareholder (a “Non-Registered Holder”) in respect of shares which are held either:  (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as CDS Clearing and Depository Services Inc. (“CDS”), of which the Intermediary is a participant).

Non-Registered Holders who have not objected to their Intermediary disclosing certain ownership information about themselves to the Company are referred to as “NOBOs”.  Those Non-Registered Holders who have objected to their Intermediary disclosing ownership information about themselves to the Company are referred to as “OBOs”.  In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has elected to send the Notice of Meeting, this Circular and the Proxy (collectively, the “Meeting Materials”) directly to the NOBOs, and indirectly through Intermediaries to the OBOs.  The Intermediaries (or their service companies) are responsible for forwarding the Meeting Materials to each OBO, unless the OBO has waived the right to receive them.

Intermediaries will frequently use service companies to forward the Meeting Materials to the OBOs.  Generally, an OBO who has not waived the right to receive Meeting Materials will either:

(a)

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the OBO and must be completed, but not signed, by the OBO and deposited with Computershare; or

(b)

more typically, be given a voting instruction form (“VIF”) which is not signed by the Intermediary, and which, when properly completed and signed by the OBO and returned to the Intermediary or its service company, will constitute voting instructions which the Intermediary must follow.

These securityholder materials are being sent to both registered shareholders and Non-Registered Holders. If you are a Non-Registered Holder, and the Company or its agent has sent these materials to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf.  By choosing to send these materials to you directly, the Company (and not the Intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions.  Please return your voting instructions as specified in the request for voting instruction.

The Meeting Materials sent to NOBOs who have not waived the right to receive meeting materials are accompanied by a VIF, instead of a form of proxy.  By returning the VIF in accordance with the instructions noted on it, a NOBO is able to instruct the voting of the shares owned by it.

VIFs, whether provided by the Company or by an Intermediary, should be completed and returned in accordance with the specific instructions noted on the VIF.  The purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares which they beneficially own.  Should a Non-Registered Holder who receives a VIF wish to attend the Meeting or have someone else attend on his or her behalf, the Non-Registered Holder may request a legal proxy as set forth in the VIF, which will grant the Non-Registered Holder, or his or her nominee, the right to attend and vote at the Meeting.

Please return your voting instructions as specified in the VIF.  Non-Registered Holders should carefully follow the instructions set out in the VIF, including those regarding when and where the VIF is to be delivered.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

As at the date of the accompanying Notice of Meeting, the Company’s authorized capital consists of unlimited common shares without par value, of which 52,132,064 common shares are issued and outstanding, and 100,000,000 Preferred shares without par value, of which 18,283,053 have been designated as Preferred Series 1 and none are issued and outstanding.  All common shares in the capital of the Company carry the right to one vote.

Shareholders registered as at Monday, August 24, 2009, are entitled to attend and vote at the Meeting.  Shareholders who wish to be represented by proxy at the Meeting must, to entitle the person appointed by the Proxy to attend and vote, deliver their Proxies at the place and within the time set forth in the notes to the Proxy.

To the knowledge of the directors and executive officers of the Company, as of the date of this Circular, the following persons beneficially own, directly or indirectly, or exercise control or direction over, directly or indirectly, 10% or more of the issued and outstanding common shares of the Company:

Shareholder	Number of Shares	Percentage of Issued Capital
The Rule Family Trust UAD 12/17/98 (1)	10,094,100	19.4%

Notes:

(1)

These shares are held by affiliated entities as follows:  (i) by Exploration Capital Partners 2006 Limited Partnership, as the direct beneficial owner of 5,000,000 common shares of the Company; (ii) by Resource Investment Management Corporation by virtue of its position as General Partner of Exploration Capital Partners 2006 Limited Partnership; (iii) by the Rule Family Trust UAD 12/17/98 by virtue of its indirect ownership and control of Exploration Capital Partners 2006 Limited Partnership (as owner of 100% of Resource Investment Management Corporation); and (iv) by Arthur Richards Rule by virtue of his positions with Resource Investment Management Corporation and ownership interest in the Rule Family Trust UAD 12/17/98.  Mr. Rule is President and a director of Resource Investment Management Corporation and, with his wife, is co-Trustee of the Rule Family Trust UAD 12/17/98, which owns 100% of Resource Investment Management Corporation.

As at Monday, August 24, 2009, the total number of common shares owned or controlled by management and the directors of the Company and their associates or affiliates was 1,398,128 common shares, representing 2.68% of the total issued and outstanding common shares of the Company.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at the beginning of the last completed financial year of the Company and as at the date hereof, none of the current or former directors, executive officers, employees of the Company, or their respective associates or affiliates, are or have been indebted to the Company.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No director or executive officer of the Company, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, since the beginning of the Company’s last financial year in matters to be acted upon at the Meeting other than the consolidation of the fully paid and issued common shares of the Company and the proposed name change of the Company, as described under the heading “Particulars of Matters to be Acted Upon”.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed in this Circular, none of the persons who were directors or executive officers of the Company or a subsidiary of the Company at any time during the Company’s last financial year, any person or company who beneficially owns, directly or indirectly, or who exercises control or direction over (or a combination of both) more than 10% of the issued and outstanding common shares of the Company, nor any associate or affiliate of those persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction or proposed transaction which has materially affected or would materially affect the Company or its subsidiaries.

Pursuant to an arrangement agreement dated August 17, 2009, among the Company, Kobex Resources Ltd. (“Kobex”) and International Barytex Resources Ltd. (“Barytex”), the Company agreed, among other things, to acquire all the issued and outstanding common shares of Kobex and Barytex in exchange for issuing: (i) to Kobex shareholders, 1.311 common shares of the Company for each common share of Kobex acquired; and (ii) to Barytex shareholders, 0.221 common shares of the Company for each common share of Barytex acquired.  This transaction will be effected by way of two statutory plans of arrangement (the “Kobex Arrangement” and the “Barytex Arrangement”, respectively, and together, the “Arrangements”), and is subject to approvals from the TSX Venture Exchange and the Barytex and Kobex shareholders, as well as court approval of the Arrangements.  The Rule Family Trust UAD 12/17/98 (the “Trust”), as of the date hereof, beneficially owns, directly and indirectly, 19.4% of the issued and outstanding shares of the Company, and approximately 10% and 7% of the issued and outstanding shares in Kobex and Barytex, respectively.  Pursuant to the Arrangements, the Trust will receive such number of common shares of the Company in exchange for its Kobex and Barytex shares, so that, following the completion of the Arrangements, the Trust will own approximately 14% of the issued and outstanding shares of the Company.

In addition, the following persons have a material interest in the Arrangements: (i) Mr. David Terry, the Company’s VP Exploration and a director of the Company, will be appointed as a senior officer of the Company following the completion of the Arrangements; and (ii) Messrs. R. Stuart Angus and Michael Atkinson, directors of the Company, will be appointed or confirmed as directors of the Company following the completion of the Arrangements.

The details of the Arrangements are fully disclosed in the joint information circular dated August 25, 2009, prepared by Kobex and Barytex in connection with the Arrangements, and available on SEDAR at www.sedar.com.

MANAGEMENT CONTRACTS

No management functions of the Company are to any substantial degree performed by a person or company other than the directors or executive officers of the Company.

AUDITOR

PricewaterhouseCoopers LLP is the Company’s auditor and has served in this capacity since 1997.

PARTICULARS OF MATTERS TO BE ACTED UPON

Background

Pursuant to the Arrangements, as such term is defined under the heading “Interests of Informed Persons in Material Transactions”, the Company has agreed that, immediately following the effective date of the Arrangements, it will consolidate all of its issued and outstanding common shares on a 2.4 old shares for one new share basis, and will change its name to “Kobex Minerals Inc.”.

Consolidation of Common Shares

To reduce the issued and outstanding capital of the Company following the completion of the Arrangements, the Company proposes that, subject to the completion of the Kobex Arrangement, the Company’s capital structure be consolidated (the “Consolidation”) on the basis of 2.4 old common shares of the Company for one new common share of the Company.  As of the date hereof, the Company has 52,132,064 common shares without par value issued and outstanding, and assuming that no shareholders of Kobex or Barytex exercise any dissent rights pursuant to the Arrangements, it will have approximately 110,187,077 common shares issued and outstanding immediately following the Arrangements.  The proposed Consolidation will reduce the number of outstanding common shares without par value to approximately 45,911,282 common shares without par value.  No fractional shares of the Company will be issued, and any fractional shares resulting from the Consolidation will be deemed to have been tendered by the registered owner to the Company by way of gift and for cancellation, and will be returned to the authorized but unissued share structure of the Company.

At the Meeting, shareholders will be asked to consider, and if thought appropriate, to approve a special resolution (the full text of which is set forth below) amending the Company’s capital share structure by consolidating the fully paid and issued common shares in the capital of the Company on the basis of 2.4 old common shares of the Company for one new common share of the Company.

In accordance with the Company’s Articles and the Business Corporations Act (British Columbia), the Consolidation must be approved by not less than 66.67% of the votes cast at the Meeting on the resolution approving the Consolidation.

The Consolidation will be effective on the date after the completion of the Arrangements on which the directors of the Company determine to carry out the Consolidation, as approved by the TSX Venture Exchange.

It is anticipated that a letter of transmittal containing instructions with respect to the surrender of share certificates for the Company’s pre-Consolidation common shares will be furnished to the shareholders of the Company for use in exchanging their share certificates.  Following the return of a properly completed and executed letter of transmittal, together with the share certificate for the pre-Consolidation common shares, the certificates for the appropriate number of post-Consolidation common shares will be issued.

Management of the Company is of the opinion that the Consolidation is in the best interests of the Company.  Management believes that the number of post-Consolidation common shares will be more appropriate given the Company’s capitalization and will allow the Company greater possibilities with respect to future financings.  In the absence of contrary directions, the management designees of the Company intend to vote proxies in the accompanying form of proxy in favour of the special resolution approving the Consolidation.  The board of directors of the Company recommend that the shareholders of the Company vote in favour of the Consolidation.

If the Kobex Arrangement does not complete, the Company will not proceed with the Consolidation.  The Consolidation is subject to the approval of the TSX Venture Exchange.

The following is the text of the special resolution which will be put forward at the Meeting:

“IT IS RESOLVED as a special resolution that, subject to the completion of the plan of arrangement with Kobex Resources Ltd.:

1.

The Company’s authorized share structure be altered by consolidating (the “Consolidation”) all of the approximately 110,187,077 fully paid and issued common shares without par value in the capital of the Company which are expected to be issued and outstanding on the effective date of the Consolidation (or such other number of fully paid and issued common shares that are outstanding on the effective date of the Consolidation) on the basis of 2.4 old common shares of the Company for one new common share of the Company into approximately 45,911,282 common shares of the Company (or such other number of fully paid and issued common shares of the Company resulting from the Consolidation).

2.

Any fractional shares of the Company arising upon the Consolidation be deemed to have been tendered by the registered owner to the Company by way of gift and for cancellation, and be returned to the authorized but unissued share structure of the Company.

3.

The directors of the Company, in their sole and complete discretion, may act upon this special resolution to effect the Consolidation, or if deemed appropriate and without any further approval from the shareholders of the Company, may choose not to act upon this special resolution, notwithstanding shareholder approval of the Consolidation.

4.

Should the directors of the Company choose to act upon this special resolution to effect the Consolidation and subject to the deposit of this resolution at the Company’s records office, the solicitors for the Company are authorized and directed to electronically file the Notice of Alteration with the Registrar of Companies of British Columbia, if required.

5.

Any one director or officer of the Company is authorized and directed on behalf of the Company, to take all necessary steps and proceedings, and to execute, deliver and file any and all declarations, agreements, documents and other instruments and do all such other acts and things as may be necessary or desirable to give effect to this special resolution.”

Name Change

Subject to the completion of the Kobex Arrangement, the Company proposes to change its name from “IMA Exploration Inc.” to “Kobex Minerals Inc.”, or such other name as may be approved by the directors of the Company and is acceptable to the Registrar of Companies and the TSX Venture Exchange, and authorize the corresponding alteration of the Company’s Notice of Articles (the “Name Change”).

In accordance with the Company’s Articles and the Business Corporations Act (British Columbia), the Name Change must be approved by not less than 66.67% of the votes cast at the Meeting on the resolution approving the Name Change.  Accordingly, at the Meeting, shareholders will be asked to consider, and if thought appropriate, to approve, with or without amendment, a special resolution (the full text of which is set forth below) approving the Name Change.

If the Kobex Arrangement does not complete, the Company will not proceed with the Name Change.  The Name Change is subject to the approval of the TSX Venture Exchange.

The following is the text of the special resolution which will be put forward at the Meeting:

“IT IS RESOLVED as a special resolution that, subject to the completion of the plan of arrangement with Kobex Resources Ltd.:

1.

The name of the Company be changed from “IMA Exploration Inc.” to “Kobex Minerals Inc.” or such other name as may be approved by the directors of the Company in their sole discretion and acceptable to any regulatory body having jurisdiction (the “Name Change”).

2.

The directors of the Company, in their sole and complete discretion, may act upon this special resolution to effect the Name Change, or if deemed appropriate and without any further approval from the shareholders of the Company, may choose not to act upon this special resolution, notwithstanding shareholder approval of the Name Change.

3.

Should the directors of the Company choose to act upon this special resolution to effect the Name Change and subject to the deposit of this resolution at the Company’s records office, the solicitors for the Company are authorized and directed to electronically file the Notice of Alteration with the Registrar of Companies.

4.

Upon the Notice of Alteration taking effect, the Company’s Articles be altered to reflect the Name Change.

5.

Any one director or officer of the Company is authorized and directed on behalf of the Company, to take all necessary steps and proceedings, including the execution of the Notice of Alteration of Articles, and to execute, deliver and file any and all declarations, agreements, documents and other instruments and do all such other acts and things as may be necessary or desirable to give effect to this special resolution.”

General Matters

It is not known whether any other matters will come before the Meeting other than those set forth above and in the Notice of Meeting, but if any other matters do arise, the person named in the Proxy intends to vote on any poll, in accordance with such person’s best judgement, exercising discretionary authority with respect to amendments or variations of matters set forth in the Notice of Meeting and other matters which may properly come before the Meeting or any adjournment of the Meeting.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com.

BOARD APPROVAL

The contents of this Circular have been approved and its mailing authorized by the directors of the Company.

DATED at Vancouver, British Columbia, the 24th day of August, 2009.

ON BEHALF OF THE BOARD OF
IMA EXPLORATION INC.

“Joseph Grosso”

Joseph Grosso,

Chief Executive Officer and President

Terminal City Club Tower, Suite709-837 West Hastings Street, Vancouver, BC, Canada V6C 3N6

Tel: 604.687.1828   •   Fax:  604.687.1858 • Toll Free: 1.800.901.0058

www.imaexploration.com • info@imaexploration.com • TSX.V | AMEX: IMR

IMA EXPLORATION INC.

Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

Fold

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.
3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

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Proxies submitted must be received by 10:00 am, Vancouver Time, on September 23, 2009.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER | **HOLDER ACCOUNT NUMBER** | **ACCESS NUMBER**

30JL09061.E.SEDAR/000001/000001/i

- 2 -

Appointment of Proxyholder

I/We, being holder(s) of IMA Exploration Inc. hereby appoint(s): Nikolaos Cacos, Vice President and Corporate Secretary, or failing him David Terry, Vice President Exploration,

OR

Print the name of the person you are appointing if this person is someone other than the Management Appointee.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Special Meeting of shareholders of IMA Exploration Inc. to be held in the Ceperley Room, at The Terminal City Club, 837 West Hastings Street, Vancouver, British Columbia, on Friday, September 25, 2009 at 10:00 am (Vancouver Time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Against
1. Consolidation of Common Shares To approve by special resolution the consolidation of the Company's issued and outstanding common shares on the basis of 2.4 old shares for one new share, on the terms as described in the accompanying Information Circular of the Company.	☐	☐

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	For	Against
2. Name Change To approve by special resolution the change of the name of the Company from "IMA Exploration Inc." to "Kobex Minerals Inc.", on the terms as described in the accompanying Information Circular of the Company.	☐	☐

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Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

DD / MM / YY

0 7 3 4 8 0 A R 0 I M R Q

IMA Exploration Inc. (AMEX: IMR, TSXV: IMR)

Kobex Resources Ltd. (TSXV: KBX)

International Barytex Resources Ltd. (TSXV: IBX)

September 25, 2009

IMA Exploration Inc. (“IMA”) (IMR-AMEX, IMR-TSX.V), Kobex Resources Ltd. (“Kobex”) (TSXV: KBX) and International Barytex Resources Ltd. (“Barytex”) (TSXV: IBX) are pleased to announce that the business combination (the “Transaction”) announced in joint news releases dated July 16 and August 18, 2009, and described in the Joint Information Circular mailed to Kobex and Barytex shareholders, was approved by the shareholders of each of Kobex and Barytex at special meetings held on September 25, 2009.

The resolutions to approve the Transaction were approved by 99.9% of the votes cast by the Kobex shareholders at the Kobex special shareholders’ meeting and by 99.4% of the votes cast by the Barytex shareholders at the Barytex special shareholders’ meeting. Each of Kobex and Barytex will make an application to the Supreme Court of British Columbia on September 28, 2009 for a final order approving the Transaction. Closing of the Transaction is anticipated to occur on Wednesday, September 30, 2009. Upon completion of the Transaction, Kobex and Barytex will be wholly-owned subsidiaries of IMA. Trading of the shares of Kobex and Barytex on the TSX Venture Exchange has been halted pending completion of the Transaction. Following the completion of the Transaction, it is expected that the shares of Kobex and Barytex will be delisted from the TSX Venture Exchange.

In addition, at the special meeting of the shareholders of IMA held on September 25, 2009, the shareholders of IMA approved the consolidation of IMA’s common shares on a 2.4 old shares for one new share basis, and that the name of IMA be changed to “Kobex Minerals Inc.”. It is anticipated that the consolidation and name change will become effective immediately following the completion of the Transaction.

For further information please contact Joseph Grosso, President & CEO of IMA Exploration Inc. or Sean Hurd, VP Corporate Communications, at 1-800-901-0058 or 604-687-1828, or by fax at 604-687-1858, or by email info@imaexploration.com, or visit the Company's web site at http://www.imaexploration.com.

For further information please contact Leo King, President of Kobex Resources Ltd. at 604-484-6228 or by fax at 604-688-9336, or visit the Company's web site at http://investor@kobexresources.com.

Terminal City Club Tower, Suite709-837 West Hastings Street, Vancouver, BC, Canada V6C 3N6

Tel: 604.687.1828   •   Fax:  604.687.1858 • Toll Free: 1.800.901.0058

www.imaexploration.com • info@imaexploration.com • TSX.V | AMEX: IMR

For further information please contact Leo King, President of International Barytex Resources Ltd., at 604-688-9368 or by fax at 604-688-9336, or visit the Company's web site at http://www.barytex.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS

This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Assumptions upon which such forward looking statements are based include that IMA, Barytex and Kobex will be able to satisfy the conditions in the definitive agreement, that all third party regulatory and governmental approvals to the transactions will be obtained and all other conditions to completion of the transaction will be satisfied or waived. Many of these assumptions are based on factors and events that are not within the control of IMA, Barytex or Kobex and there is no assurance they will prove to be correct.

IMA Exploration Inc. (AMEX: IMR, TSXV: IMR)

Kobex Resources Ltd. (TSXV: KBX)

International Barytex Resources Ltd. (TSXV: IBX)

September 30, 2009

IMA Exploration Inc. (“IMA”) (IMR-AMEX, IMR-TSX.V), Kobex Resources Ltd. (“Kobex”) (TSXV: KBX) and International Barytex Resources Ltd. (“Barytex”) (TSXV: IBX) are pleased to announce that the business combination (the “Transaction”) announced in joint news releases dated July 16 and August 18, 2009, and described in the Joint Information Circular mailed to Kobex and Barytex shareholders, was completed on September 30, 2009.

The Transaction was effected by way of court approved statutory plans of arrangements (the “Arrangements”) under the Business Corporations Act (British Columbia), pursuant to which all of the issued and outstanding securities of Kobex and Barytex at the effective time were exchanged for IMA securities on the following basis: (i) 1.311 IMA common shares for each Kobex common share; (ii) 0.221 IMA common shares for each Barytex common share; and (iii) stock options and warrants exercisable to acquire IMA common shares on an adjusted basis to reflect the respective share exchange ratios, for each of the Kobex and Barytex stock options and warrants.

Following the completion of the Arrangements, the common shares of IMA were consolidated on a 2.4 old shares for one new share basis, and IMA’s name has been changed to “Kobex Minerals Inc.”.

The Kobex Minerals Inc. shares will commence trading on a post-consolidated basis on the TSX Venture Exchange and on NYSE Amex at the open of trading on October 1, 2009 under the symbol “KXM”. The shares of Kobex and Barytex will be delisted from the TSX Venture Exchange effective at the close of trading on September 30. 2009.

Outstanding IMA share purchase warrants which currently trade on the TSX Venture Exchange under the symbol “IMR.WT.A” have been adjusted as a result of the consolidation and are now exercisable to acquire an aggregate of 596,875 common shares of Kobex Minerals Inc. at a price of $9.12 per share until March 21, 2010. The warrants are expected to commence trading under a new symbol on or before October 5, 2009.

For further information, please contact Alf Hills, President and CEO, or Sam Yik, CFO, at 604-688-9368, or by fax at 604-688-9336, or by email at kobex@telus.net.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS

This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

FORM 51-102F3

MATERIAL CHANGE REPORT

1.

Name and Address of Company

Kobex Minerals Inc. (the “Issuer”)

(formerly IMA Exploration Inc.)

#709 - 837 West Hastings Street

Vancouver, BC  V6C 3N6

Phone:  (604) 687-1828

2.

Date of Material Change

September 30, 2009

3.

Press Release

The press release was released on September 30, 2009 through various approved public media and filed with the TSX Venture Exchange, the NYSE AMEX Exchange and the British Columbia, Alberta, Ontario Securities Commissions and the Autorité des marchés financiers in Quebec.

4.

Summary of Material Change(s)

The business combination between IMA Exploration Inc., Kobex Resources Ltd. and International Barytex Resources Ltd. announced in joint news releases dated July 16 and August 18, 2009, was completed on September 30, 2009.

5.

Full Description of Material Change

See attached news release.

6.

Reliance on subsection 7.1(2) of National Instrument 51-102

Not Applicable

7.

Omitted Information

Not Applicable

8.

Executive Officer

Samuel Yik,

Chief Financial Officer

Phone: (604) 688-9368

9.

Date of Report

October 5, 2009.

Terminal City Club Tower, Suite709-837 West Hastings Street, Vancouver, BC, Canada V6C 3N6

Tel: 604.687.1828   •   Fax:  604.687.1858 • Toll Free: 1.800.901.0058

www.imaexploration.com • info@imaexploration.com • TSX.V | AMEX: IMR

NEWS RELEASE

IMA Exploration Inc. (AMEX: IMR, TSXV: IMR)

Kobex Resources Ltd. (TSXV: KBX)

International Barytex Resources Ltd. (TSXV: IBX)

September 30, 2009

IMA Exploration Inc. (“IMA”) (IMR-AMEX, IMR-TSX.V), Kobex Resources Ltd. (“Kobex”) (TSXV: KBX) and International Barytex Resources Ltd. (“Barytex”) (TSXV: IBX) are pleased to announce that the business combination (the “Transaction”) announced in joint news releases dated July 16 and August 18, 2009, and described in the Joint Information Circular mailed to Kobex and Barytex shareholders, was completed on September 30, 2009.

The Transaction was effected by way of court approved statutory plans of arrangements (the “Arrangements”) under the Business Corporations Act (British Columbia), pursuant to which all of the issued and outstanding securities of Kobex and Barytex at the effective time were exchanged for IMA securities on the following basis: (i) 1.311 IMA common shares for each Kobex common share; (ii) 0.221 IMA common shares for each Barytex common share; and (iii) stock options and warrants exercisable to acquire IMA common shares on an adjusted basis to reflect the respective share exchange ratios, for each of the Kobex and Barytex stock options and warrants.

Following the completion of the Arrangements, the common shares of IMA were consolidated on a 2.4 old shares for one new share basis, and IMA’s name has been changed to “Kobex Minerals Inc.”.

The Kobex Minerals Inc. shares will commence trading on a post-consolidated basis on the TSX Venture Exchange and on NYSE Amex at the open of trading on October 1, 2009 under the symbol “KXM”. The shares of Kobex and Barytex will be delisted from the TSX Venture Exchange effective at the close of trading on September 30. 2009.

Outstanding IMA share purchase warrants which currently trade on the TSX Venture Exchange under the symbol “IMR.WT.A” have been adjusted as a result of the consolidation and are now exercisable to acquire an aggregate of 596,875 common shares of Kobex Minerals Inc. at a price of $9.12 per share until March 21, 2010. The warrants are expected to commence trading under a new symbol on or before October 5, 2009.

For further information, please contact Alf Hills, President and CEO, or Sam Yik, CFO, at 604-688-9368, or by fax at 604-688-9336, or by email at kobex@telus.net.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS

This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Assumptions upon which such forward looking statements are based include that IMA, Barytex and Kobex will be able to satisfy the conditions in the definitive agreement, that the due diligence investigations of each party will not identify any materially adverse facts or circumstances, that the required approvals will be obtained from the shareholders of each of IMA, Barytex and Kobex, that all third party regulatory and governmental approvals to the transactions will be obtained and all other conditions to completion of the transaction will be satisfied or waived. Many of these assumptions are based on factors and events that are not within the control of IMA, Barytex or Kobex and there is no assurance they will prove to be correct.